SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9853

EMC Corporation 401(k) Savings Plan

(Full title of the Plan)

EMC Corporation

(Name of issuer of the securities held pursuant to the Plan)

176 South Street, Hopkinton, Massachusetts 01748

(Address of principal executive office)

EMC Corporation 401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

EMC Corporation 401(k) Savings Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because such schedules are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the

EMC Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the EMC Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2007 and December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 25, 2008

EMC Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007		2006
Assets
Investments at fair value:
Common collective trust (Note 2):
Fidelity Managed Income Portfolio Fund	$79,989,963		$77,009,259

Mutual funds:
Fidelity Equity Income Fund	98,228,858		96,907,992	*
Fidelity Independence Fund	107,239,958	*	71,754,419
Fidelity Low Priced Stock Fund	92,172,602		99,387,533	*
Fidelity Magellan Fund	174,700,808	*	151,812,419	*
American Funds EuroPacific Growth Fund	180,030,695	*	122,857,092	*
Other mutual funds	1,182,477,129		981,409,650

Total mutual funds	1,834,850,050		1,524,129,105

EMC Corporation Stock Fund:
EMC Corporation common stock	65,828,270		41,154,762
Cash	618,132		291,959

Total EMC Corporation Stock Fund	66,446,402		41,446,721

Loans to participants	27,064,066		23,832,395

Total Investments	2,008,350,481		1,666,417,480

Receivables:
Employer contributions	2,197,110		1,479,080
Participant contributions	4,301,843		2,895,928
Investment income receivable	3,368		1,519

Total receivables	6,502,321		4,376,527

Net assets available for benefits, fair value	2,014,852,802		1,670,794,007

Adjustment from fair value to contract value for interest in the common collective trust relating to fully benefit-responsive investment contracts	869,292		773,996

Net assets available for benefits	$2,015,722,094		$1,671,568,003

*	Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

EMC Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

2007
Additions:

Net appreciation of investments:
EMC Corporation Stock Fund	$15,900,331
Mutual Funds	7,559,071

Total net appreciation of investments	23,459,402

Dividends and interest	150,677,352

Contributions:
Employer contributions	53,457,095
Participant contributions	191,937,186
Participant rollovers from other qualified plans	43,269,343

Total contributions	288,663,624

Total additions	462,800,378

Deductions:
Benefits paid to participants	118,489,469
Administrative fees	156,818

Total deductions	118,646,287

Increase in net assets available for benefits	344,154,091

Net assets available for benefits:
Beginning of year	1,671,568,003

End of year	$2,015,722,094

The accompanying notes are an integral part of these financial statements.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the EMC Corporation 401(k) Savings Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan and the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan established January 1, 1983 for the purpose of providing an opportunity for retirement income and increased savings to the employees of EMC Corporation (the “Company”). Plan assets acquired under this Plan as a result of contributions, investment income, and other additions to the Plan are administered for the exclusive benefit of the participants and their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The 401(k) Oversight and Pension Committee serves as the “plan administrator” and “named fiduciary” under the Plan. Fidelity Management Trust Company serves as the trustee for the Plan (the “Trustee”).

Eligibility

All U.S. employees of the Company are, in general, eligible to participate in the Plan, and may begin participation on the first payroll date after enrollment.

Contributions

During 2007 and 2006, participants could elect to contribute an amount not to exceed, in the aggregate, between 1% and 50% of their eligible compensation on a pre-tax basis while participating in the Plan. Participants may also contribute amounts representing distributions from other qualified plans.

The Company matches participants’ pre-tax employee contributions up to 6% of eligible compensation, not to exceed $750 per quarter. The employer match is paid each bi-weekly pay period.

In addition, discretionary Company profit sharing contributions may be made as determined by the Company’s Board of Directors. To be eligible for an allocation of discretionary Company profit sharing contributions, a participant must have completed at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year. During 2007, the Company did not make any discretionary profit sharing contribution.

Participants age 50 or over or who attained age 50 by the end of the plan year, are eligible to contribute to the Plan, in addition to the Internal Revenue Service (“IRS”) maximum contribution, an additional 50% of eligible compensation up to $5,000 in 2007 and 2006, respectively.

Contributions are subject to certain limitations under the Internal Revenue Code of 1986, as amended (the “Code”).

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of the profit sharing contributions and Plan earnings and debited with applicable expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All participant accounts are invested in the various investment options made available from

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements - (continued)

time to time under the Plan for such purpose. On a daily basis, participants have the opportunity to give instructions to the Plan’s Trustee as to the investment of contributions among the available investment options, subject to allocation rules, which may be prescribed by the Company. No more than 30% of a participant’s contributions may be invested in the EMC Corporation Common Stock Fund.

Vesting and Forfeiture

Participants are immediately vested 100% in their voluntary contributions, rollover contributions, Company matching contributions plus the investment earnings arising from these contributions. Company discretionary profit sharing contributions are subject to a vesting schedule based on the number of years of continuous service as follows:

Years of Service	Vested Percentage
Less than 1 year	0%
1 year but less than 2	25%
2 years but less than 3	50%
3 years but less than 4	75%
4 years or more	100%

Participants’ interest in their accounts shall become 100% vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, incur a permanent and total disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant shall be entitled to the vested portion of his or her account. The nonvested portion is forfeited and will be applied to the payment of Plan expenses. As of December 31, 2007 and 2006, the unallocated participant forfeiture balance was $947,442 and $818,117, respectively.

Payment of Benefits

Benefits are payable at age 59 1/2, death, separation from service, or proven hardship in a lump-sum distribution. In any event, payment of benefits must commence not later than the April 1 following the calendar year during which the participant’s employment terminates or the participant reaches age 70 1/2, whichever is later. However, a 5% owner of the Company will be required to begin receiving minimum distributions from his or her account by the April 1 following attainment of age 70 1/2 regardless of whether he or she has terminated employment at that time.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates ranged from 4.5%-10.5% at December 31, 2007 and 2006. Principal and interest are paid ratably through payroll deductions while employed and by check after termination of employment.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements - (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are valued at fair value. Investments in shares of mutual funds are valued at their net value per share which represents the value at which shares may be purchased or redeemed. The Company’s common stock, par value $.01 per share (“Common Stock”), is valued at the quoted market price on the last business day of the Plan year. The Plan’s interest in the common collective trust is valued based on information reported by an investment advisor using the audited financial statements of the common collective trust at year-end.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan presents in the statement of changes in net assets available for benefits net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses, and unrealized appreciation (depreciation) on investments. The cost of investments is determined on the average cost basis in calculating realized gains or losses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses of the Plan

The majority of administrative expenses, including legal and participant accounting, and other costs of administrating the Plan, and certain expenses directly relating to the investments are charged to and paid by the Company. Certain transaction expenses are paid by the Plan.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and to discontinue contributions at any time. The Plan administrator, upon termination, shall cause the assets of the Plan to be allocated as described in the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

Payment of Benefits

Benefits are recorded when paid.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements - (continued)

3.	Tax Status of the Plan

The IRS has determined by a letter dated July 2, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable sections of the Code.

4.	Related Party Transactions

The Plan invests in Common Stock of the Company and transactions in this Common Stock are related party transactions. During the year ended December 31, 2007, the Plan purchased shares of the Common Stock at an aggregate value of $21,534,624 and sold shares of the Common Stock at an aggregate value of $12,372,542.

Certain Plan investments are shares of mutual funds managed by FMR Corp. FMR Corp. is a related party to the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management and recordkeeping services amounted to $156,818 for the year ended December 31, 2007. Loans to participants also qualify as party-in-interest transactions.

5.	Risks and Uncertainties

The Plan provides various investment options. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the risks associated with investment securities, it is possible that the value of investment securities will change and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	Recent Accounting Pronouncements

The Plan adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”), as required, on January 1, 2007. FIN 48 requires the Plan sponsor to determine whether a tax position of the Plan is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Plan recording a tax liability that would reduce net assets. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2007.

Based on its analysis, the Plan sponsor has determined that the adoption of FIN 48 did not have a material impact to the Plan’s financial statements upon adoption.

In September 2006, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (the “Standard”). The Standard defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The Standard applies to fair value measurements already required or permitted by existing standards. The Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is currently evaluating what impact the adoption of the Standard will have on the financial statements.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements - (continued)

7.	Subsequent Events

In 2007, the Company acquired BusinessEdge Solutions Inc. Effective as of the close of business on December 31, 2007, the BusinessEdge Solutions 401(k) Plan (the “BusinessEdge Plan”) merged into the Plan resulting in the transfer of assets of $27,154,407 and the transfer of participant loans of $369,762 into the Plan in 2008. Former participants of the BusinessEdge Plan became eligible to participate in the Plan effective January 1, 2008.

In 2007, VMware, Inc., (“VMware”), a majority owned subsidiary of the Company established the VMware 401(k) plan (“VMware Plan”) solely for employees of VMware. Effective as of the close of business on March 10, 2008, VMware employees began participating in the VMware Plan and ceased participation in the Plan. In March 2008, $96,422,343 of assets and $1,148,483 of participant loans were transferred from the Plan into the VMware Plan.

EMC Corporation 401(k) Savings Plan

Form 5500, “Schedule H, line 4i- Schedule of Assets (Held at End of Year)”

December 31, 2007

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value.	Units Held	Cost	Current Value
	Common Collective Trust
*	Fidelity	Managed Income Portfolio Fund	80,859,255	**	$80,859,255

	Mutual Funds
*	Fidelity	Magellan Fund	1,861,093	**	174,700,808
*	Fidelity	Puritan Fund	4,655,638	**	88,596,793
*	Fidelity	Equity Income Fund	1,780,799	**	98,228,858
*	Fidelity	Retirement Money Market Fund	92,176,253	**	92,176,253
*	Fidelity	Equity Income II Fund	2,178,716	**	50,066,900
*	Fidelity	Conservative Strategy Fund	20,244	**	372,277
*	Fidelity	Moderate Strategy Fund	81,245	**	1,655,710
*	Fidelity	Aggressive Strategy Fund	144,610	**	3,004,329
*	Fidelity	Independence Fund	3,804,184	**	107,239,958
*	Fidelity	Low Priced Stock Fund	2,241,007	**	92,172,602
*	Fidelity	Freedom Income Fund	303,856	**	3,479,155
*	Fidelity	Freedom 2000 Fund	202,161	**	2,500,731
*	Fidelity	Freedom 2005 Fund	60,219	**	709,983
*	Fidelity	Freedom 2010 Fund	820,521	**	12,160,118
*	Fidelity	Freedom 2015 Fund	225,988	**	2,818,068
*	Fidelity	Freedom 2020 Fund	2,270,650	**	35,898,982
*	Fidelity	Freedom 2025 Fund	376,544	**	4,962,851
*	Fidelity	Freedom 2030 Fund	2,794,950	**	46,172,572
*	Fidelity	Freedom 2035 Fund	313,379	**	4,287,018
*	Fidelity	Freedom 2040 Fund	1,973,600	**	19,203,127
*	Fidelity	Freedom 2045 Fund	182,844	**	2,075,283
*	Fidelity	Freedom 2050 Fund	190,511	**	2,177,543
*	Fidelity	Spartan Extended Market Index Fund	528,176	**	20,239,716
*	Fidelity	Spartan U.S. Equity Index Fund	1,402,509	**	72,790,229
*	Fidelity	Small-Cap Stock Fund	2,918,375	**	50,867,273
	American	Europacific Growth Fund	3,539,035	**	180,030,695
	American	Washington Mutual Investors Fund	1,145,846	**	38,523,328
	American	Growth Fund of America	2,107,509	**	71,655,303
	T.Rowe Price	Mid-Cap Growth Fund	1,703,086	**	98,216,983
	T.Rowe Price	Value Fund	2,548,831	**	65,938,268
	Brandywine	Growth Fund	1,218,955	**	44,589,391
	Janus	Worldwide Fund	996,078	**	35,938,482
	Domini	Social Equity Fund	329,747	**	3,594,244
	Pimco	Total Return Fund	5,740,837	**	61,369,549
	Pimco	High Yield Fund	2,599,110	**	24,795,509
	Franklin Templeton	Small-Cap Growth Fund	1,146,483	**	41,468,300
	Franklin Templeton	European Fund	1,664	**	43,043
	Franklin Templeton	Foreign Fund	3,280,192	**	40,871,190
	Goldman Sachs	Mid-Cap Value Fund	2,281,122	**	81,299,172
	Vanguard	U.S. Growth Fund	622,544	**	32,092,147
	Vanguard	REIT Index Fund	1,916,097	**	25,867,309

		Total mutual funds			1,834,850,050
*	EMC Corporation	Common Stock	3,552,524	**	65,828,270
*	EMC Corporation	Interest Bearing Cash	618,132	**	618,132

		Total EMC Corporation Stock Fund			66,446,402
*	Participants	Participant loans (interest rate range: 4.5% - 10.5%)		**	27,064,066

		Total			$2,009,219,773

*	Party-in-interest.
**	Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

EMC CORPORATION 401(k) SAVINGS PLAN

	By:	EMC Corporation 401(k) Oversight and Pension
Committee, Plan Administrator

Date: June 30, 2008	By:	/s/ Paul T. Dacier
Paul T. Dacier
Executive Vice President and General Counsel and
Chair of the EMC Corporation 401(k)
Oversight and Pension Committee

EXHIBIT INDEX

Exhibit 23.1      Consent of Independent Registered Public Accounting Firm